SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: March 14, 2024

List of Materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from February 1, 2024 to February 29, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 14, 2024

[This is a translation of the Share Buyback Report for the period from February 1, 2024 to February 29, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 14, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1)     Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2)     Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of February 29, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) February 15 February 16 February 19 February 20 February 21 February 22 February 26 February 27 February 28 February 29	1,454,600 740,100 407,100 457,400 580,100 58,200 217,500 152,000 144,600 193,400	19,999,913,000 9,999,050,500 5,492,146,000 6,116,036,000 7,616,703,500 773,815,000 2,832,558,000 1,972,209,000 1,857,054,000 2,478,581,500
Total	—	4,405,000	59,138,066,500
Total number of shares repurchased as of the end of the reporting month	9,594,600		123,522,084,000
Progress of the repurchase (%)	38.38		61.76

Note 1:     The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:     It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of February 29, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) February 1 February 2 February 5 February 6 February 7 February 8 February 9 February 13 February 15 February 16 February 19 February 26 February 27 February 28	11,800 600 1,300 3,100 500 400 800 27,000 1,800 800 380,300 7,700 1,800 300	114,176,564 5,805,588 12,578,774 29,995,538 4,837,990 3,870,392 7,740,784 261,251,460 17,416,764 7,740,784 3,679,775,194 74,505,046 17,416,764 2,902,794
Total	—	438,200	4,240,014,436
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	438,200		4,240,014,436
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of February 29, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,231,889
Number of treasury stock	34,612,004

3